FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Announces Strategic Alliance Agreement with Deloitte

Press Release

Magic Software Announces Strategic Alliance Agreement with Deloitte

Deloitte, a worldwide leading consulting firm, signs a strategic alliance agreement to offer Magic Software’s iBOLT business integration suite to its customers

Or-Yehuda, Israel, February 9, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions, today announced that together with LabSo Informatica, its official distributor in Italy, it has signed a strategic alliance agreement with Deloitte, a salesforce.com partner. Under this agreement, Deloitte will offer Magic Software’s iBOLT integration suite to its diverse customer base including its salesforce.com customers.

Gianluca Pogliani, Director at Deloitte said, “iBOLT is a perfect addition to our vast Enterprise Application product portfolio and will help our customers reach their application integration strategy. We identified iBOLT as one of the best code-free integration tools available for salesforce.com and other supported ecosystems. iBOLT is the strategic choice to meet the compelling demand of integration services and process orchestration.”

Roberto Boiocchi, CEO of LabSo Informatica said, “As the official Magic Software distributor in Italy, we’re proud to have signed this agreement with Deloitte. This agreement is a result of the expansion of LabSo’s iBOLT activities in Italy.”

Guy Bernstein, CEO of Magic Software, added, “We are very pleased to have signed this agreement with Deloitte. We are excited to add a leading partner in Italy to the long list of our already existing salesforce.com partners around the globe.”

iBOLT simplifies integration of business applications used for enterprise resource planning (ERP), customer relationship management (CRM), logistics, supply chain management and other enterprise systems.

iBOLT works natively with systems such as SAP Business One, SAP R/3, salesforce.com, Oracle JD Edwards, IBM i applications and databases (AS/400), Lotus Notes applications, Microsoft Dynamics CRM, SharePoint, forms and databases, EDI systems, and many more.

About Deloitte Consulting S.p.A.
Deloitte Consulting is the largest private and independent management consultancy in the world. In Italy, Deloitte Consulting S.p.A. operates with a staff of about 600 professionals working in five offices and offers services covering all aspects of executive management, as well as operational and technological offerings. The name Deloitte refers to one or more of the following entities: Deloitte Touche Tohmatsu Limited, a British company with limited liability and its member firms participating in the network, each of which is a legally separate and independent from the others. Please read the information for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms at www.deloitte.com/about .

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions and business and process integration solutions. For more information, visit www.magicsoftware.com .

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Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. SAP, SAP NetWeaver and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Microsoft SharePoint® and Microsoft Dynamics CRM are registered trademarks of Microsoft Corporation. Oracle, JD Edwards, JD Edwards World and JD Edwards EnterpriseOne are trademarks or registered trademarks of Oracle and/or its affiliates. All other trademarks are the trademarks of their respective owners.

Press Contacts:

Tania Amar

Magic Software
Tel: +972 (0)3 538 9300
Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Announces Strategic Alliance Agreement with Deloitte

Exhibit 10.1